USA REAL ESTATE HOLDING COMPANY
1020 North Coach House Circle, Wichita, Kansas, 67235, 316-721-4415

January 19, 2010

Erin Martin
Tom Kluck
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20549

RE:          USA Real Estate Holding Company
Registration Statement on Form S-11
File No. 333-161646
Filed on November 12, 2009

Ladies and Gentlemen:

Thank you for your comments letter of December 11, 2009. Please find following our responses to your comments.

1.	In our submission, we included a “redline” copy of the S-11 which shows all changes made in this amendment, as requested.

2.
In this response letter, we have provided page numbers, where applicable, that correlate to the specific revisions we made in response to your comments, as requested. We have also attempted as best as possible to correct these page number references for EDGAR filing transposition variations.

3.
We have revised our cover page, summary and plan of distribution section to provide that selling security holders will sell at a fixed price until our securities are quoted on the OTCBB and thereafter at market or privately negotiated prices, and have set the price for our selling security holders at $0.10, equal to the price at which we are offering our new shares, and have recalculated our registration fee, as requested. (pp. 2, 3, 5, 16)

4.	We have provided the disclosures required by Items 24 and 26, including their Instructions, to Form S-11, as requested. (pp. 31-32)

5.
The disclosure regarding the investment in non-real estate activities was made erroneously. We will not be engaging in any non-real estate investments, and have amended such disclosure in our “Policies With Respect to Investments and Other Certain Activities” section accordingly. (pp. 22, 23)

6.	We have expanded our disclosure under our “Our Auditors Have Issued a Going Concern Opinion…” risk factor to describe the precise risks associated with our current status as a going concern. (p. 6)

7.	We revised our “Investing in Real Estate May Expose the Company…” risk factor to address specific risks which are particular to our planned investments in real estate, as requested. (p. 6)

8.	We expanded our “Our Strategy May Include Utilizing Leverage…” risk factor to discuss other possible consequences of any potential inability to pay back loans, as requested. (p. 7)

9.
We expanded our disclosure regarding exactly what kinds of real estate-related experience each member of our management team has in our MD&A section, as well as added a separate risk factor regarding our management’s lack of experience in evaluating, purchasing or managing properties and briefly mentioned this in our summary section, as recommended. (pp. 5, 8, 20)

10.
We have revised our prospectus throughout to consistently disclose that our selling shareholders are selling their shares at a fixed price of $0.10 per share – equal to the price at which we are selling our new shares. (pp. 2, 3, 5, 11, 16)

11.
While we have added a very brief additional disclosure to our “Determination of Offering Price” section (namely, that management determined the price more based on the company’s near-term capital needs), we believe we have rendered this comment moot as we have revised our prospectus to provide that our selling shareholders shall be selling their stock at a fixed price of $0.10 per share, equal to the price at which we are selling our newly issued securities. (pp. 2, 3, 5, 11, 16)

12.
In the “Plan of Distribution” section of our initial Form S-11, we erroneously disclosed that our management will attempt to sell the “10,000,000” new shares being offered. That should have been “50,000,000” and we corrected the error. (p. 15)

13.	A copy of our subscription agreement and investor questionnaire are being filed as exhibit 99.1 and 99.2. (p. 54 and exhibits)

14.
In the “Use of Proceeds” section of our initial Form S-11, we erroneously disclosed that we will not receive any proceeds from the sale of the “133,599,000” shares being registered. That should have been “46,699,017” and we corrected the error. (p. 17)

15.
In our “Use of Proceeds” section, we disclosed what plans we currently have to provide shares in exchange for services rendered and/or property. We also disclosed what types of services we would accept in lieu of cash. And we echoed this disclosure, though trying not to be repetitive, in our “Plan of Distribution” section. (pp. 15, 18)

16.
We have removed any references to specific properties that we wish to purchase and instead limited our discussion to non-specific parameters, throughout the prospectus. We did maintain, in our MD&A section, a brief description of examples of the type of leases we have located, as we felt it would add to the investor’s understanding of what types of leases we would be trying to pursue. (pp. 18, 20-21)

17.
Our subsidiary, USA Real Estate Inc., paid Breadstreet Investors Union $4,199 in 2007 in exchange for a list of accredited investors. Breadstreet made no solicitations on our subsidiary’s behalf; instead, Steve Maddox made phone calls to many of these investors, asking them if they wanted to invest in USA Real Estate Inc. None of the investors solicited decided to invest, and no shares were issued as a result. We have expanded our disclosure of this transaction in our MD&A section. (p. 19)

18.
We explained how we will invest in equity real estate in our “Investments in Real Estate…” subsection of our “Policies With Respect to Investments…” section, as requested. However, we amended the remainder of our “Policies With Respect to Investments…” section to disclose that we do not intend to invest in anything other than equity real estate. Disclosure in our previous statements to the contrary were in error. (pp. 21, 22, 23)

19.	Reference to an “operating partnership” was in error and we have removed that disclosure. (p. 23)

20.	We have amended our “Security Ownership of…Beneficial Owners…” section to disclose that Cindy and Stephen Maddox are deemed to be beneficial owners of each others’ shares, as requested. (p. 26-27)

21.	We included a disclosure regarding any plans we had to form a separately designated audit, nominating or compensation committee, in our “Directors, Executive Officers…” section, as requested. (p. 30)

22.	We provided additional details regarding our Code of Ethics, including how investors may obtain a copy, in our “Policies With Respect to Certain Transactions” section, as requested. (p. 32)

23.	Our auditors are currently working on our year-ended December 31, 2009 financials and we will include them in our next amended filing.

24.
Based on the guidance provided by this comment, we will appropriately adjust the accumulated deficit as of June 30, 2009 to include the accumulated deficit of USA Real Estate, Inc. (“Real Estate”) as of December 31, 2008.  This adjustment will be taken out from the APIC account since this is where the retained earnings at December 31, 2008 was initially eliminated per our response to prior comment no. 45. Consequently, the accumulated deficit of USA Real Estate Holding Company (“Holdings”) as of June 30, 2009 will be increased from $312,785 to $348,572 and APIC will likewise increase from $235,903 to $271,690. While these companies are truly ‘entities under common control,’ no other changes are needed because the predecessor entity ceased operations when the new entity began them.  We will reflect this change in the December 31, 2009 audited financial statements of USA Real Estate Holding Company that will be filed with the next amendment.

With regards to presenting comparative information, our revised presentation will incorporate both entities. Since the successor entity (‘Holdings’) was not created and did not have activity until 2009 and the predecessor entity (‘Real Estate’) ceased activity at the beginning of 2009, our numbers won’t change for any period presented, except as discussed above.

25.	The 26,059,995 shares were actually valued at par as agreed with the founder. We will revise the related disclosure in the notes to the financial statements.

26.	Our listed expenses, as they appear in Part II of our registration statement, are estimates.

27.
Delaware law provides that shares must be issued for at least the value of par. As such, we will reflect this change in the December 31, 2009 audited financial statements of USA Real Estate Holding Company that will be filed with the next amendment.

28.
We provided additional facts to support our reliance on the Sec. 4(2) exemption regarding the sale of 26,000,000 shares to five consultants on February 3, 2009 in our “Recent Sales of Unregistered Securities” section, as requested. (p. 52)

29.	We are filing the loan agreement between the company and Steve Maddox, as requested. (exhibit)

30.	We have identified our principal executive officer in our Signatures section, as requested. (p.56)

Thank you for your time and help. Feel free to contact me at our contact information above for any reason.

Sincerely,

/s/ Stephen R. Maddox
Stephen R. Maddox
President